Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2020

2Q20 Added 21,551 New Subscribers

Revenues Up 26.9% YoY to RMB313.5 Million ($43.9 Million)

Operating Income Up 37.9% YoY to RMB144.4 Million ($20.2 Million)

Non-GAAP Operating Income Up 32.8% YoY to RMB156.9 Million ($22.0 Million)

Conference Call to be Held on November 27, 2019, at 8:00 a.m. ET

HONG KONG, China, November 26, 2019 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the second quarter and first half of fiscal year 2020 ended September 30, 2019.

Second Quarter of Fiscal 2020 Highlights

•             Revenues increased by 26.9% year over year (“YoY”) to RMB313.5 million ($43.9 million).

•             New subscribers and accumulated subscriber base were 21,551 and 791,8121, respectively.

•             Gross profit increased by 32.7% YoY to RMB265.1 million ($37.1 million).

•             Gross margin increased from 80.9% in the prior year period to 84.6%.

•             Operating income increased by 37.9% YoY to RMB144.4 million ($20.2 million).

•             Operating income before depreciation and amortization (“non-GAAP operating income2”) increased by 32.8% YoY to RMB156.9 million ($22.0 million).

•             Net income attributable to the Company’s shareholders increased by 84.8% to RMB120.4 million ($16.8 million), as last year period recorded a significant decrease in fair value for equity securities (“mark-to-market loss”) of RMB30.9 million compared to that of RMB7.0 million ($1.0 million) in the reporting quarter.

•             Net cash provided by operating activities was RMB208.3 million ($29.1 million).

First Half of Fiscal 2020 Highlights

•             Revenues increased by 22.0% YoY to RMB586.8 million ($82.1 million).

•             New subscriber sign-up was 42,366, and accumulated subscriber base expanded to 791,8121.

•             Gross profit increased by 26.2% YoY to RMB492.8 million ($68.9 million).

•             Operating income increased by 28.3% YoY to RMB256.8 million ($35.9 million).

•             Non-GAAP operating income2 increased by 24.2% YoY to RMB281.7 million ($39.4 million).

•             Net income attributable to the Company’s shareholders increased by 64.9% to RMB228.7 million ($32.0 million), mainly attributable to the increase in operating income and the significant decrease in mark-to-market loss in the reporting six months.

•             Net cash provided by operating activities for the first half of fiscal 2020 was RMB378.0 million ($52.9 million).

“Despite the prolonged cautious consumer sentiment in our markets fueled in part with slower economic growth in China, the US-China trade tensions, and our recent price adjustment, we managed to recruit 21,551 new subscribers in the second quarter, on track with our annual target.” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “With the Regulation of the People’s Republic of China on the Administration of Human Genetic Resources coming into effect, we are evaluating its implications and other potential regulatory developments affecting our business. At the same time, we will continue to look for opportunities to broaden our revenue sources, and are prepared to adjust our strategy and market positioning to cope with any potential changes within the industry.”

Summary — Second Quarter and First Half Ended September 30, 2018 and 2019

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	247,104	313,464	43,855	480,925	586,839	82,102
Gross Profit	199,841	265,149	37,095	390,504	492,775	68,942
Operating Income[3]	104,766	144,435	20,207	200,208	256,821	35,930
Change in Fair Value of Equity Securities	(30,945)	(7,043)	(985)	(40,266)	2,936	411
Net Income Attributable to the Company’s Shareholders	65,114	120,353	16,838	138,656	228,697	31,996
Earnings per Ordinary Share (RMB/US$)
— Basic	0.54	0.99	0.14	1.15	1.88	0.26
— Diluted	0.53	0.99	0.14	1.14	1.88	0.26

Revenues Breakdown (%)
Processing Fees and Other Services	61.4%	63.9%		61.4%	62.7%
Storage Fees	38.6%	36.1%		38.6%	37.3%

New Subscribers (persons)	22,908	21,551		43,509	42,366
Total Accumulated Subscribers (persons)	704,690	791,812 [1]		704,690	791,812 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	211,617	208,255	29,136	386,934	378,011	52,886
Net cash (used in)/provided by investing activities	(8,822)	1,396	195	(15,948)	(5,229)	(732)
Net cash used in financing activities	(18,173)	(4,039)	(565)	(18,173)	(4,039)	(565)

Second Quarter of Fiscal 2020 Financial Results

REVENUES. Revenues increased by 26.9% YoY to RMB313.5 million ($43.9 million) in the second quarter of fiscal 2020. The increase was mainly driven by the implementation of a new processing fee since April 2019 as well as the Company’s continued enlargement of its total subscriber base.

The Company recruited 21,551 new subscriber sign-ups during the reporting quarter. Revenues generated from processing fees and other services in the second quarter increased by 32.2% YoY to RMB200.5 million ($28.1 million), representing 63.9% of total revenues compared to 61.4% in the prior year period.

Revenues generated from storage fees increased by 18.4% YoY to RMB113.0 million ($15.8 million) in the reporting quarter. The accumulated subscriber base as of September 30, 2019 reached 791,8121.

GROSS PROFIT. Gross profit for the second quarter increased by 32.7% YoY to RMB265.1 million ($37.1 million). Gross margin improved to 84.6% from 80.9% in the prior year period, mainly driven by the increase in processing fees which exceeded the increase in labor related costs.

OPERATING INCOME. With the processing fee adjustment, operating income for the reporting quarter increased by 37.9% YoY to RMB144.4 million ($20.2 million). Operating margin increased to 46.1% from 42.4% of the prior year period. Depreciation and amortization expenses for the second quarter were RMB12.5 million ($1.7 million), compared to RMB13.4 million in the same period last year. Fueled by the topline growth, non-GAAP operating income2 increased by 32.8% YoY to RMB156.9 million ($22.0 million) in the reporting quarter.

Research and Development Expenses. Research and development expenses amounted to RMB6.4 million ($0.9 million) compared to RMB3.6 million in the prior year period, a reflection of the Company’s continuous efforts to enhance operations through technology advancement.

Sales and Marketing Expenses. Sales and marketing expenses amounted to RMB64.9 million ($9.1 million) compared to RMB51.5 million in the prior year period. In order to mitigate the impact from the increased processing fee and encourage consumer spending on its services, the Company continued to strengthen its sales teams through new recruits and higher marketing and promotion spending. Sales and marketing expenses as a percentage of revenues was 20.7%, similar to 20.8% of the prior year period and down from 22.2% last quarter.

General and Administrative Expenses.  As a result of the increase in staff costs, bad debt provision and legal and professional fees, general and administrative expenses amounted to RMB49.4 million ($6.9 million), compared to RMB40.0 million in the same period last year. General and administrative expenses as a percentage of revenues declined to 15.8% from 16.2% in the prior year period.

OTHER INCOME AND EXPENSES.

Change in fair value of equity securities. In the reporting period, the Company recognized a decrease in fair value of equity securities, or “mark-to-market loss”, of RMB7.0 million ($1.0 million), compared to the mark-to-market loss of RMB30.9 million in the prior year period. The changes were mainly attributable to the investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of an increase in operating income and a significant decrease in mark-to-market loss from equity securities, income before income tax for the second quarter increased by 77.8% YoY to RMB144.2 million ($20.2 million). Income tax expense for the second quarter was RMB22.1 million ($3.1 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 84.8% YoY to RMB120.4 million ($16.8 million). Net margin for the reporting quarter improved to 38.4% from 26.4% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2020 was RMB0.99 ($0.14).

First Half of Fiscal 2020 Financial Results

For the first half of fiscal year 2020, total revenues increased by 22.0% YoY to RMB586.8 million ($82.1 million). The increase was mainly attributable to the new processing fee as well as an increase in the Company’s storage fee revenues from its accumulated subscriber base. Revenues from processing fees and other services increased by 24.7% YoY to RMB368.0 million ($51.5 million), and revenues from storage fees increased by 17.7% YoY to RMB218.8 million ($30.6 million). Gross profit increased by 26.2% YoY to RMB492.8 million ($68.9 million). Operating income increased by 28.3% YoY to RMB256.8 million ($35.9 million). Non-GAAP operating income2 increased by 24.2% YoY to RMB281.7 million ($39.4 million). Net income attributable to the Company’s shareholders improved by 64.9% to RMB228.7 million ($32.0 million). Basic and diluted earnings per ordinary share was RMB1.88 ($0.26). Net cash provided by operating activities in the first half of fiscal 2020 was RMB378.0 million ($52.9 million).

Recent Developments

•                  On June 4, 2019, the board of directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposes to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares will be delisted from the New York Stock Exchange and the Cordlife ordinary shares will continue to trade on SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal. The Special Committee intends to retain advisors, including an independent financial advisor and U.S. and Cayman Islands legal counsels, to assist it in its work.

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry and he replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

•                  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction with Cordlife. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholders approval. In addition, litigation has been filed in the Cayman Islands challenging the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, November 27, 2019, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 13679679#.

1 During the three months and six months ended September 30, 2019, 21,551 and 42,366 new subscribers were recruited, respectively. The Company reclassified 438 and 827 private cord blood units as donated cord blood units during the three months and six months ended September 30, 2019, respectively, after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 791,812 as of September 30, 2019.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended September 30, 2018 and 2019 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB13.4 million and RMB12.5 million ($1.7 million), respectively. The reported operating income for the six months ended September 30, 2018 and 2019 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB26.5 million and RMB24.9 million ($3.5 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2019, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended September 30, 2019 were made at the noon buying rate of RMB7.1477 to $1.00 on September 30, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2019

	March 31,	September 30,
	2019	2019
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,368,285	751,050
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; September 30, 2019: RMB106,504 (US$14,900))	96,923	97,060	13,580
Inventories	27,612	27,400	3,833
Prepaid expenses and other receivables	25,532	19,340	2,706
Total current assets	5,147,928	5,512,085	771,169
Property, plant and equipment, net	545,340	534,873	74,832
Operating lease right-of-use assets[4]	—	5,846	818
Non-current deposits	236,719	243,713	34,097
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; September 30, 2019: RMB72,693 (US$10,170))	104,857	123,291	17,249
Inventories	77,194	80,253	11,228
Intangible assets, net	97,444	95,134	13,310
Investment in equity securities at fair value	107,362	117,359	16,419
Other equity investment	189,129	189,129	26,460
Deferred tax assets	44,981	49,469	6,921
Total assets	6,550,954	6,951,152	972,503

LIABILITIES
Current liabilities
Accounts payable	33,566	29,891	4,182
Accrued expenses and other payables	79,977	102,363	14,322
Operating lease liabilities[4]	—	2,149	301
Deferred revenue	461,986	443,615	62,064
Income tax payable	20,113	28,443	3,979
Total current liabilities	595,642	606,461	84,848
Non-current deferred revenue	2,108,442	2,211,652	309,421
Non-current operating lease liabilities[4]	—	3,322	465
Other non-current liabilities	404,482	432,953	60,573
Deferred tax liabilities	19,626	18,854	2,638
Total liabilities	3,128,192	3,273,242	457,945

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2019, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	294,022
Treasury stock, at cost (March 31 and September 30, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(394)
Accumulated other comprehensive losses	(88,738)	(65,585)	(9,176)
Retained earnings	1,407,223	1,635,920	228,873
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,669,185	513,337
Non-controlling interests	5,427	8,725	1,221
Total equity	3,422,762	3,677,910	514,558
Total liabilities and equity	6,550,954	6,951,152	972,503

4 Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively.

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2018 and 2019

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	247,104	313,464	43,855	480,925	586,839	82,102
Direct costs	(47,263)	(48,315)	(6,760)	(90,421)	(94,064)	(13,160)
Gross profit	199,841	265,149	37,095	390,504	492,775	68,942
Operating expenses
Research and development	(3,590)	(6,399)	(895)	(6,381)	(11,100)	(1,553)
Sales and marketing	(51,488)	(64,880)	(9,077)	(102,903)	(125,517)	(17,560)
General and administrative	(39,997)	(49,435)	(6,916)	(81,012)	(99,337)	(13,899)
Total operating expenses	(95,075)	(120,714)	(16,888)	(190,296)	(235,954)	(33,012)
Operating income	104,766	144,435	20,207	200,208	256,821	35,930
Other (expenses)/income, net
Interest income	6,405	6,502	910	12,103	12,722	1,780
Foreign currency exchange losses	(49)	(162)	(23)	(75)	(190)	(27)
Change in fair value of equity securities	(30,945)	(7,043)	(985)	(40,266)	2,936	411
Dividend income	976	—	—	976	507	71
Others	(56)	422	59	(815)	762	107
Total other (expenses)/income, net	(23,669)	(281)	(39)	(28,077)	16,737	2,342
Income before income tax	81,097	144,154	20,168	172,131	273,558	38,272
Income tax expense	(14,921)	(22,087)	(3,090)	(31,445)	(41,563)	(5,815)
Net income	66,176	122,067	17,078	140,686	231,995	32,457
Net income attributable to non-controlling interests	(1,062)	(1,714)	(240)	(2,030)	(3,298)	(461)
Net income attributable to Global Cord Blood Corporation’s Shareholders	65,114	120,353	16,838	138,656	228,697	31,996

Earnings per share:
Attributable to ordinary shares
- Basic	0.54	0.99	0.14	1.15	1.88	0.26
- Diluted	0.53	0.99	0.14	1.14	1.88	0.26

Other comprehensive income, net of nil income taxes
- Foreign currency translation adjustments	14,597	12,800	1,791	37,477	23,153	3,239
Comprehensive income	80,773	134,867	18,869	178,163	255,148	35,696

Comprehensive income attributable to non-controlling interests	(1,062)	(1,714)	(240)	(2,030)	(3,298)	(461)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	79,711	133,153	18,629	176,133	251,850	35,235

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months Ended September 30, 2018 and 2019

	Three months ended September 30,			Six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	104,766	144,435	20,207	200,208	256,821	35,930
Depreciation and amortization expenses[5]	13,391	12,455	1,743	26,536	24,900	3,483
Non-GAAP operating income	118,157	156,890	21,950	226,744	281,721	39,413

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.